 Proxim

Filed by Netopia, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended

Subject Company: Netopia, Inc.
Commission File No.: 000-28450

Slide Presentation Concerning Merger of Proxim and Netopia

Top

Wireless Landscape

LAN
WAN
Voice
Data
proxim
Cordless phones
Wireless LANs
Wireless PBX
Microwave Radio
DECT
PHS
SMR
PCS
Packet Radio
Cellular Phones
Millimeter Wave Radio
Pagers
Satellite

proxim

Top

Crossing the Chasm

netopia

Corporate Applications

- Office mobility
- Traveling professionals

Education Applications

- University campuses
- K - 12 networks

Consumer Applications

- Home networking
- SoHo connectivity

Point of Service Applications

- Healthcare
- Hospitality
- Financial services

Data Collection Applications

- Retail
- Warehousing
- Manufacturing
- Transportation

proxim

Top

Proxim Direction

Commercial
Corporate
Consumer
Indoor
Outdoor
RangeLAN2/
RangeLAN802
Symphony
Farallon
High Speed
WLANs
Wireless Internet
Access Links
SoHo
Connectivity
Products
Wavespan
Micrilor
Local Loop Bypass

Top

New Wireless LAN Markets

netopia.

- Education
  - University campus network
  - K-12 internet access

- Small Business
  - SoHo connectivity
  - Branch office networking

- Consumer
  - Cordless laptop access
  - Broadband internet sharing

proxim

Top

Residential Broadband Market

netopia.

7000
6000
5000
4000
3000
2000
1000
0
100
25
425
250
1000
700
2000
1500
3000
2700
4300
1997
1998
1999
2000
2001
2002
Cable
DSL

Source: Yankee Group (1999)

proxim

Top

Symphony HRF Product Family

netopia.

PC Magazine Editors' Choice
April 6, 1999
Proxim Symphony

5-STAR PC Computing
July 1999

PC World Best Buy
June 1999

Editors' Choice cnet
WWW.COMPUTERS.COM

PC Computing BEST
February 1999

1998

proxim

Top

HomeRF Working Group

netopia.

Core Members

ERICSSON
intel.
COMPAQ
IBM
HEWLETT PACKARD
hp
Microsoft
proxim
PHILIPS
Philips
Consumer
Communications
MOTOROLA
SYMBIONICS

proxim

Top

High Quality Voice

netopia.

Requirements	HomeRF	802.11b
Small, constant delay	20ms *Fast hops and contention free period*	Unbounded
Low packet loss	<2% *Automatic retry on next hop*	Variable
Well defined call stack	Yes *Uses DECT stack*	No
High predictability	Priority time slots *Separate allocation of voice bandwidth*	No

proxim

Top

HomeRF Voice/Data Protocol

Hop
B
D3
D4
U3
U4
Contention Period
CSMA/CA access mechanism
D4
D3
D2
D1
U4
U3
U2
U1
Hop
Superframe - 20ms
CFP #1
CFP #2
Contention Free Periods

Top

Future Home Network

netopia.

Internet
Wireless Gateway
(POTS/ISDN/xDSL/Cable)
Desktop PC + Printer
Notebook PC
PalmPad
WebPad
Wireless Control Point
USB
Settop
Box
Cordless
Phone

proxim

Top

Harmony Architecture

netopia.

1) Start with a traditional AP architecture

Filtering
Hdw
CPU
Radio
Adapter
To LAN
LAN
I/F
Mem
Radio
Adapter

2) Divide into 'Networking' & 'Radio' functions

Harmony AP Controller

+

Harmony Access Point

3) Connect them together via Ethernet

proxim

Top

Current Harmony Products

netopia.

- Harmony AP Controller - $1495
- Harmony 802.11b AP - $599
- Harmony 802.11b PC Card - $229
- Harmony OpenAir AP - $499
- Harmony OpenAir PC Card - $229

Began shipping October 2000

proxim

Top

Long Term Investment Protection

netopia.

Harmony Wireless LAN Architecture

AP Controller
Switch
OpenAir/HRF
802.11b
WBHRF
Bluetooth
802.11a
Mini Access Points

Harmony Advantages

- *Works with all major RF LAN protocol standards*
- *Multiple radio types supported simultaneously*
- *Wireless users communicate across different networks*

Supports any wireless LAN standard

proxim

Top

Stratum MP Feature Summary

netopia.

♦ Radio:	2.4 GHz, Direct Sequence
♦ Range:	FCC: 12 miles / 19 Km
	ETSI: 3 miles / 5 Km
♦ Data rate:	10 Mbps half duplex
♦ Security:	Continuous DS code changing
♦ Topologies	Point-to-Point, Point-to-Multipoint
♦ Maximum nodes per cell:	32
♦ Interface:	10baseT
♦ Filtering:	MAC layer
♦ Antenna connectors (2):	RP-TNC
♦ Antenna options:	Omni, 2, 5.5, 9 dBi
	Sector, 8.5, 12, 21 dBi

Began shipping November 2000

proxim

Top

Proxim Annual Revenues

netopia
($000s)
$107,498
97%
900 MHz
$69,067
95%
$49,711
92%
2.4 GHz
$41,220
$42,951
87%
77%
$22,083
64%
$11,297
$8,078
$4,114
$2,672
31%
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
proxim

Top

Proxim Quarterly Revenues*

($000s)
$8,901
$9,751
$10,916
$11,652
$12,493
$13,100
$8,101
$9,257
$10,250
$11,500
$13,302
$14,659
$14,750
$16,002
$18,002
$20,313
$20,051
$24,523
$29,297
$33,627
73%
74%
80%
82%
85%
86%
88%
89%
91%
90%
93%
94%
94%
96%
95%
94%
95%
97%
97%
98%
900 MHz
2.4 GHZ
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1996
1997
1998
1999
2000

* Excludes Micrilor historical non-recurring engineering revenue

Top

Proxim Financial Model

	FY'98	FY'99	FY'00	Q4'00	Current Target
Gross Profit**	48%	48%	47%	48%	46-48%
R & D*	15%	13%	11%	10%	10-12%
S, G & A*	23%	20%	18%	18%	20-22%
Income from Operations*	10%	15%	17%	20%	14-16%

* Excludes one-time charges and amortization of goodwill
** Excludes amortization of intangibles and one-time charge in Q2'00

Top

Netopia Mission

netopia.

Broadband Connectivity Providers

BROADBAND
BROADBAND
BROADBAND
BROADBAND
DSL
Fixed Wireless
Cable

Netopia
Enables

Broadband Service Providers

BROADBAND+
BROADBAND+
BROADBAND+
BROADBAND+
Centrex Voice
Cordless Phones
Wireless LANS
Web Sites eStores
Backup eSupport
Security
Bonding

Bundled Services

$$$

proxim

Top

Market Size

netopia.

Number of SMEs

- 28M worldwide
- >7M in U.S.

U.S. Penetration

<10%
currently have broadband connections

<1% are selling online

Source: IDC/Link & AMI

proxim

Top

Worldwide Business DSL Market

netopia.

Number of installed lines
8.0M
2.1M
2.6M
3.3M
5.3M
1.3M
1.6M
2.4M
2.8M
0.6M
0.7M
1.5M
1.2M
0.2M
0.2M
0.8M
2000
2001
2002
2003
Asia
Europe
US

Source: IDC, Netopia Est.

proxim

Top

Internet Equipment Family

netopia.

Broadband connectivity is the core of our business

Data Routers

SDSL

IDSL

ADSL

G.SHDSL

Cable

T1/E1

Frame Relay

Integrated Access Devices

proxim

Top

DSL Landscape

netopia.

Customer Premises	Central Office	CLEC Regional Hub
netopia.	DSLAM Suppliers	Lucent ATM Switch → DATA → Cisco or Redback Router

DSLAM
SUPPLIERS

Lucent
ATM
Switch

DATA

Cisco or
Redback
Router

	SDSL	IDSL	ADSL
Copper Mtn.	■	■	■
Nokia	■	■	■
Lucent	■	■	■
Nortel	■	■	■
Ericsson	■	□	■
Paradyne	■	□	■
Alcatel	□	□	■
Orckit	□	□	■
Siemens	□	□	■
Cisco	▨	■	■

proxim

Top

Netopia Value Add

netopia.

Integrated Back-up

Dial-up
DSL

Common Router Motherboard

DSL Bonding

Business
ISP

Central Office

Security & VPN

The Internet
Business
Netopia
DSL Router

- Firewall
- VPN

proxim

Top

VoDSL Service Delivery

DSL Carrier
Central Office
DSLAM
ISP
DSL
IAD
Voice Carrier
ATM
CLASS 5 Switch
Voice Gateway
CopperCom
tdSoft
TOLLBRIDGE.
ERICSSON
ZHONE
GENERAL BANDWIDTH
JETSTREAM
PSTN
PCs
Ph
Fax
SMB Customer

Top

VoDSL OEM Partnership

netopia

Ericsson selects Netopia

	G.SHDSL	ADSL
Data Routers	✓	✓
IADs	✓	✓

- Global due diligence → Netopia selected
- Validates Netopia roadmap
- Commences FY 01, accelerates FY 02

proxim

Top

Unique Distribution Leverage

netopia

SME
Needs DSL
ORDERS
ISP
12-24 month
contract service
SPECIFIES
PROVISIONS
DSL
sales DSL
ine

proxim

Top

Netopia Software Solutions

Netopia Web Platform Software
Customer Interaction
System Management
Broadband Deployment
eCommerce

Top

From Web Sites to e-Stores

netopia.

e-Commerce Web Platform:

- One click upgrade from site to store
- Add e-commerce to any web site
- Real-time order processing
- Complete international capabilities

Briefcases, Inc.
SALE $375
Add to Cart
SALE $375
Add to Cart
Key Chains
$60
Add to Cart
Check Out
Call 1-800-567-2300 to order
or
fax your order to 212-678-4350

Order Summary
Code
Description
Quantity
Price
ths-1133
Blk Leather Attache
2@$375
$750.00
ths-1134
Brn Leather
2@$375
$750.00
kcs-1100
Key Chains
3@$60
$180.00
SubTotal
Shipping (UPS)
Please Enter Your Credit Information
Card Number
411 5525 6524 4588
Card Type
VISA
Expires
02-February
2010

proxim

Top

Customer Interactive Solutions

netopia.

NAT
Proxy
Fire Wall
SecureCon™ Server
End Customer
Service Provider

- Thin Client
- JSP, XML, LDAP
- ODBC & JDBC
- SSL

proxim

Top

Leveraging The Distribution Channel

netopia.

VERIO
BIG PLANET INCORPORATED THE INTERNETWORKING COMPANY
TELE DANMARK
mPower
XO
concentric network
MEGAPATH NETWORKS
Virgin biz.net
EarthLink
CENDANT
UUNET A WorldCom Company
NETWORK TELEPHONE
France Telecom
RHYTHMS
COVAD
CAIS INTERNET
TELECOM ITALIA
CORECOMM
free serve
McLeodUSA
Birch telecom

proxim

Top

Proxim/Netopia Synergy

Large Enterprise
Harmony Product Family
VPN Security Routers
Web Platform Software
Small & Medium Size Enterprise
Harmony Product Family
Voice/Data IAD
DSL Routers
Super E-Store 500
eStores
Service Providers
DSL Routers
Voice/Data IAD
Web Platform Software
Harmony Product Family
Stratum
Home Network
Intel AnyPoint (Proxim Symphony) HomeRF
ADSL & Cable Routers
Business Web Site
eSite
Integrated Residential Gateway

Top

Residential Broadband Gateways

netopia

New
Integrated
Residential
IADs

Broadband Service
Ethernet
Library
Bedroom
Kitchen
WebPad
Ext2
Intel
AnyPoint
Family Room
Ext1
Bedroom
Study
Entry
HomeRF

proxim

Forward Looking Statements

The slides include certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Netopia’s business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Netopia cautions you that any forward-looking information provided by or on behalf of Netopia is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, the risks surrounding the closing of the merger; the cost, availability and quality of assemblies and finished products from contract manufacturers; rapid technological change; developing industry standards; evolving regulatory requirements; and international sales. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Netopia’s Securities and Exchange Commission (the “SEC”) filings. All such forward-looking statements are current only as of the date on which such statements were made. Netopia does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

Where You Can Find Additional Information

Investors and security holders are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by Proxim and Netopia with the SEC at the SEC’s Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained for free from Proxim and Netopia.

In addition to the joint proxy statement/registration statement, Proxim and Netopia file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by Proxim and Netopia at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Proxim and Netopia filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation

Netopia, its directors, executive officers and certain other members of Netopia’s management and employees may be deemed to be participants in the solicitation of proxies from Netopia’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Netopia’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on December 29, 2000. This document is available free of charge at the SEC’s Web site at http://www.sec.gov and from Netopia.